     [Synergetics USA, Inc. Letterhead]
February 16, 2010
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549
Attention: Mr. Kevin Vaughn, Accounting Branch Chief

RE:	Synergetics USA, Inc. Form 10-K for the Fiscal Year Ended July 31, 2009 File No. 001-10382
Dear Mr. Vaughn:
     On behalf of Synergetics USA, Inc. (the “Company”), we are responding to the comments in the letter to the undersigned, dated February 4, 2010, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 10-K for the Fiscal Year Ended July 31, 2009 (“Form 10-K”).
     The numbered paragraphs below set forth the Staff’s comments together with our responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K.
Form 10-K for the Fiscal Year Ended July 31, 2009
Note 1, Nature of Business and Significant Accounting Policies, page F-7
-Goodwill and other intangibles, page F-8
1.	We note your disclosures here and on page 38 regarding your annual evaluation of goodwill for possible impairment. You state on page 38 that based on your annual impairment analysis, “[you] believe the enterprise value of our acquisition continues to be greater than [y]our investment.” Based on this disclosure, it is not clear how your annual impairment evaluation complies with the guidance contained in Section 350-20-35 of the FASB Accounting Standards Codification. Please tell us and revise future filings to clearly disclose how you test your goodwill for impairment, including a description of the two-step method outlined in 350-20-35-4 through 350-20-35-13 of the FASB Accounting Standards Codification. In this regard, clearly disclose the number of reporting units you have identified for purposes of your goodwill impairment evaluation.
Response: The test of impairment of goodwill requires the allocation of goodwill and all other assets and liabilities to reporting units. At the current time, the Company has only one reporting unit which produces and sells products for use in minimally invasive surgery, primarily for vitreoretinal and neurosurgery. The Company uses the two-step method to determine goodwill impairment, as required by ASC 350-20-35. If the carrying amount of a reporting unit exceeds its fair value (Step One Analysis), the Company measures the possible goodwill impairment based upon an allocation of the fair value estimate of the reporting unit to all of the underlying assets and liabilities of the reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting units (Step Two Analysis). We perform impairment tests on the carrying value of our goodwill at least annually at the end of July or sooner if we identify an event suggesting possible impairment of the value of this asset. In determining the fair value of the reporting unit, we use approaches that utilize accepted valuation techniques.

In our significant accounting policies footnote in future filings, we will provide expanded disclosure similar to the narrative above describing our test for goodwill impairment and the number of reporting units identified for purposes of our goodwill impairment testing. See our response to Comment #3 below for the additional disclosures we intend to make in the “Use of Estimates and Critical Accounting Policies” section of Management’s Discussion and Analysis in future filings.
2.	Further to the above, we note that the market value of your common stock was less than the net book value of your equity as of July 31, 2009. As such, please tell us more about your goodwill impairment evaluation as of the fourth quarter of fiscal 2009. Discuss how you determined the fair value of each of your reporting units, including how you considered the fair market value of your common stock at that date. To the extent that you determined that one or more of your reporting units did not pass step one of the impairment test, please also discuss how you performed step two of the goodwill impairment evaluation.
Response: In 2009 due to the economic conditions, which included the depressed value of our stock on July 31, 2009, the Company utilized an independent, nationally known appraisal company to assist us with the annual assessment. In Step 1 of the impairment analysis, the appraisal company utilized three approaches to determine the Company’s equity value: the Discounted Cash Flow approach, the Market Approach – Guideline Company and the Market Approach – Market Capitalization. Each approach is detailed below:

Discounted Cash Flow Approach: The key assumptions used in the discounted cash flow valuation include the cash flow projections, terminal growth rate and discount rate. Management provided the appraisal company with detail projections for the fiscal years ending July 31, 2010 through 2014 which took into consideration historical trends, the outlook for the economy and the industry in which we operate and our specific prospects. With respect to existing products, management’s growth assumptions were based upon published industry growth rates. To account for the terminal value of the business beyond the five-year forecast period, an additional period was forecasted based on a conservative long-term growth rate of 3%. The discount rate is established by using the Weighted Average Cost of Capital (WACC) methodology, which considers market and industry data and was 18% for 2009. Lastly, adjustments for total interest bearing debt net of cash balances were applied to the value of invested capital in order to arrive at the value of the Company’s equity. This valuation exceeded the book value of our equity by approximately 11%.

Market Approach – Guideline Company: This approach utilizes comparable companies based on operating results and future prospects to establish valuation multiples. These multiples consider performance, future prospects and risk elements of the guideline companies. Nine companies were selected. These multiples were applied to revenues and earnings before interest, taxes, depreciation and amortization. The weighted average of value of invested capital on a minority level of value was then adjusted for total interest bearing debt net of cash balances and an industry control premium. The control premium was derived from the median of the control premiums from acquisitions in the healthcare equipment and supplies industry in the eighteen month timeframe from January 2008 through June 2009. The resulting equity value from this approach exceeded the book value of our equity by approximately 43%.

Market Approach – Market Capitalization: This approach utilizes the market valuation of the Company’s stock in determining the fair value of the Company. The market capitalization value was based on market prices of our stock from June 1, 2009 through July 31, 2009, on a minority level of value. A control premium (as defined above) was then added along with cash balances to arrive at the value of the Company’s equity on a control level basis. The equity value derived from this approach exceeded the book value of our equity by approximately 7%.

The indications of value determined by the various approaches were then weighted based on the significance, applicability and defensibility of each value indicator to determine the Company’s entity value. At July 31, 2009, the final fair value of the Company’s equity was determined to be approximately 18% above the book value of our equity; therefore, we did not proceed to Step 2 of the goodwill impairment evaluation.

3.	In order to provide investors with greater insight into the probability of a future material impairment charge, please revise your disclosures in the “Use of Estimates and Critical Accounting Policies” section of MD&A in future filings to disclose the following for any of your reporting units with material amounts of goodwill that are at risk of failing step one:
•	Disclose the percentage by which the fair value exceeded carrying value as of the date of the most recent test;

•	Disclose the amount of goodwill allocated to the reporting unit;

•	Describe the methods and key assumptions used and how the key assumptions were determined;

•	Describe the degree of uncertainty associated with the key assumptions; and

•	Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Response: The following format will be disclosed in our future filings in the “Use of Estimates and Critical Accounting Policies” section of Management’s Discussion and Analysis:

Goodwill. As of July 31, 2009, we have recorded $10.7 million of goodwill. We perform purchase price allocations including recognition of intangible assets when we make a business combination. The excess of the purchase price after the allocation of fair values to tangible assets and identifiable intangibles is allocated to goodwill. We make judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized and whether the assets have finite or indefinite lives for amortization purposes. Currently, we have one reporting unit.

We perform our annual impairment test on goodwill in accordance with ASC 350-20-35. Our test includes three approaches to determine the fair value of our reporting unit. The first approach is Discounted Cash Flows, which focuses on our expected cash flows available for common equity owners. Net cash flows to equity is defined as our earnings plus depreciation, amortization and interest expense(“EBITDA”) less our estimated usage of cash for debt, capital expenditures and working capital changes. The resulting net cash flows and the terminal value (our value of invested capital at the end of the five year projection period) are then discounted to derive an indication of the present value of the Company’s invested capital. Interest-bearing debt is then subtracted to arrive at the Company’s fair value of equity. This valuation method is dependent upon management’s assumptions made regarding future cash flow and cash requirements and the discount factor used to determine the present value of our future cash flows. The second approach is the Guideline Company approach which focuses on comparing the Company to selected reasonably similar, publicly traded companies. Under this approach, valuation multiples are: (i) derived from operating data of selected similar companies; (ii) evaluated and adjusted based on our strengths and weaknesses relative to this selected group of guideline companies; and (iii) applied to our revenues and EBITDA to arrive at an indication of invested capital. Interest bearing debt is subtracted and a control premium and cash balances are added to arrive at the fair value of the Company’s equity. This valuation approach is dependent upon the assumption that our value can be evaluated by analysis of our earnings and our strengths and weaknesses relative to the selected similar companies and an appropriate control premium can be determined. The third approach is the Market Capitalization approach which focuses on the Company’s market capitalization over a period of time and applies a control premium to arrive at an indication of fair value. This valuation approach is dependent upon the performance of our stock and the control premiums utilized in acquisitions completed in the healthcare equipment and supplies industry.

The indications of value determined by the various approaches are then weighted based on the significance, applicability and defensibility of each value indication to determine the fair value of the reporting unit. The fair value determined following this approach in 2009 resulted in an indication of value which exceeded the book value of the reporting unit by approximately 18%. Significant and unanticipated changes to these assumptions or the Company’s operating performance could require a provision for impairment in a future period.
4.	We note your disclosures here regarding your trademark, which you have classified as an indefinite-lived intangible asset. In light of the significance of the asset balance to your financial statements, please tell us and revise future filings to disclose how you evaluate this asset for possible impairment. Refer to this paragraph 350-30-35-18 of the FASB Accounting Standards Codification.
Response: We test indefinite-lived intangible assets for impairment by comparing the fair value of the intangible asset with its carrying value. Fair value is determined utilizing the Discounted Cash Flow approach. The key assumptions used in the discounted cash flow methodology include cash flow projections, a terminal growth rate and a discount rate. To account for the value of the expected cash flows from the use of the intangible asset beyond the five-year forecast period, an additional period was forecasted using a sustainable long-term growth rate of approximately 3% to calculate the terminal value of the business. The discount rate utilized for this indefinite-lived intangible was approximately 15% for 2009. A greater portion of the trademark’s invested capital was financed by debt, resulting in a lower discount rate than was used for the Company as a whole.

The following format will be disclosed in our future filings in the “Use of Estimates and Critical Accounting Policies” section of Management’s Discussion and Analysis:

Other Intangibles. As of July 31, 2009, we have recorded $5.9 million of indefinite-lived intangible assets for the Malis® trademark. The life of a trademark is inextricably related to the life of the product bearing the mark or the life of the business entity owning the trademark. The Company intends to use the trademark indefinitely, and therefore, its useful life is not limited to any specific product. We perform impairment tests on the carrying value of our indefinite-lived intangible assets at least annually at the end of July or sooner if we identify an event suggesting possible impairment of the value of this asset. We test indefinite-lived intangible assets for impairment using the Discounted Cash Flow approach, which focuses on our expected cash flows derived from the use of the intangible asset. With respect to the trademark, the expected cash flows are reduced by the related income taxes and debt. The indication of value for the trademark exceeded its book value by approximately 28% as of July 31, 2009. Significant and unanticipated changes to either the market for the Malis® branded products or our contract authorizing the use of the Malis® trademark could require a provision for impairment in a future period.
The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We trust that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact me at (636) 794-5018 or David W. Braswell of Armstrong Teasdale LLP, counsel to the Company at (314) 552-6631.
Sincerely,
Pamela G. Boone
Executive Vice President,
Chief Financial Officer, Secretary and Treasurer

cc:	David W. Braswell, Esq. Armstrong Teasdale LLP